Filed by Banco Santander Central Hispano, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-12518
Date: April 27, 2007
On April 27, 2007, Banco Santander Central Hispano, S.A. issued the following joint announcement:
27 April 2007 — Fortis, RBS and Santander Announcement
Fortis, RBS and Santander (collectively, the “Banks”) announce that they have notified the Supervisory and Managing Boards of ABN AMRO yesterday evening of their intention to make a public offer (“the Offer”) for 100% of the issued and outstanding share capital of ABN AMRO on a fully diluted basis. This notification has been occasioned by the terms of the contract ABN AMRO has signed with Bank of America regarding LaSalle Bank.
Under Dutch regulations, the Banks are not permitted to provide details of the price indicated in their notice today to ABN AMRO within the 7 days period referred to in section 9d(2) of the Besluit toezicht effectenverkeer 1995 (the “Decree”). Shareholders of ABN AMRO are invited to refer to the press release issued by the Banks on 25 April.
The Banks continue to believe that their proposals offer materially higher value for ABN AMRO’s shareholders and benefits to customers and employees compared with the recommended offer from Barclays. The Banks have invited the Supervisory and Managing Boards of ABN AMRO to discuss the Banks’ proposals further as soon as possible.
This is an announcement in accordance with section 9b(2)(b) and section 9d(2) of the Decree.

Important Information
In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain